Exhibit 99.2

GAMEHAUS HOLDINGS INC.

UNAUDITED BALANCE SHEET

As of December 31, 2024

ASSETS
Current assets:
Cash and cash equivalents	$60,227

Total current assets	60,227
TOTAL ASSETS	$60,227

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities:
Due to related parties	$61,000

Total current liabilities	61,000

TOTAL LIABILITIES	61,000

Commitment and contingencies

Shareholder’s deficit:
Ordinary shares, par value $0.0001, authorized 500,000,000 ordinary shares, 1 share issued and outstanding	-
Additional paid-in capital	-
Accumulated deficit	(773)

Total shareholder’s deficit	(773)

TOTAL LIABILITIES AND SHAREHOLDER’S DEFICIT	$60,227

GAMEHAUS HOLDINGS INC.

UNAUDITED STATEMENT OF OPERATIONS

For the Six Months Ended December 31, 2024

Operating expenses:
General and administrative expenses	$1,744
Loss from operations	(1,744)

Other income:
Interest income	971
Total other income	971

Loss before income taxes	(773)

Income tax expenses	-
NET LOSS	$(773)

Basic and diluted weighted average shares outstanding	1
Basic and diluted net loss per share	$(773)